UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2020

MONOCLE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38801	82-1751907
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 Lexington Avenue, Suite 1501
New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 446-6981

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one redeemable Warrant	MNCLU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	MNCL	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	MNCLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company. ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amended and Restated Agreement and Plan of Merger

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2019 (the “December 9 8-K”) by Monocle Acquisition Corporation (“Monocle”), on December 8, 2019, Monocle entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Monocle Holdings Inc., a Delaware corporation and wholly-owned direct subsidiary of Monocle (“NewCo”), Monocle Merger Sub 1 Inc., a Delaware corporation and wholly-owned direct subsidiary of NewCo (“Merger Sub 1”), Monocle Merger Sub 2 LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of NewCo (“Merger Sub 2” and together with Monocle, NewCo and Merger Sub 1, the “Monocle Parties”), AerSale Corp., a Delaware corporation (“AerSale”), and solely in its capacity as the initial Holder Representative, Leonard Green & Partners, L.P., a Delaware limited partnership (“Leonard Green”). Pursuant to the Original Merger Agreement, (a) Merger Sub 1 was to be merged with and into Monocle, with Monocle surviving the merger as a wholly-owned direct subsidiary of NewCo (the “First Merger”), and (b) Merger Sub 2 was to be merged with and into AerSale, with AerSale surviving the merger as a wholly-owned indirect subsidiary of NewCo (the “Second Merger”). The First Merger, the Second Merger and the other transactions contemplated in the Original Merger Agreement are referred to herein as the “Business Combination.” In connection with the Business Combination, Monocle and AerSale will become direct or indirect wholly-owned subsidiaries of NewCo, the new public company after the closing of the Business Combination (the “Closing”).

On September 8, 2020, the Monocle Parties, AerSale and Leonard Green entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), pursuant to which the parties amended certain provisions of the Original Merger Agreement, in order to, among other things:

•	reduce the aggregate consideration to be paid to the holders of AerSale’s preferred stock, common stock and stock appreciation rights to approximately $317 million, consisting of a combination of cash and shares of NewCo Common Stock (the “Merger Consideration”). The Merger Consideration consists of the Aggregate Common Stock Consideration and the Aggregate Cash Consideration. The “Aggregate Common Stock Consideration” is defined as a number of shares of NewCo Common Stock equal to the quotient of (i) (A) $315,000,000 minus (B) the Aggregate Cash Consideration, divided by (ii) $10. The “Aggregate Cash Consideration” is defined as an amount in cash equal to the product of (i) (A) the cash available immediately prior to the Closing to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to Monocle’s certificate of incorporation, plus (b) the amount of cash proceeds received by Monocle pursuant to an equity financing (if any), minus (B) $50,000,000, multiplied by, (ii) 0.6. The holders of AerSale’s preferred stock and common stock have the right to elect to receive all of their transaction consideration in the form of NewCo Common Stock, in which case the Aggregate Cash Consideration will be divided pro rata to all non-electing holders, or, if there are no non-electing holders, the Aggregate Cash Consideration that would otherwise be payable to the holders of AerSale’s preferred stock and common stock will instead be paid to NewCo. If any holders of AerSale preferred stock and common stock elect to receive their consideration in the form of NewCo Common Stock, such electing holders will be entitled to receive an additional 215,625 shares of NewCo Common Stock in the aggregate at the Closing.

•	increase the amount of additional contingent consideration that holders of AerSale common stock and holders of AerSale in-the-money stock appreciation rights are entitled to receive to 3,000,000 additional shares of NewCo Common Stock in the aggregate, with 1,500,000 of such shares issuable if the closing sale price per share of NewCo Common Stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days (the “Minimum Target”), and the remaining 1,500,000 of such shares issuable if the closing sale price per share of NewCo Common Stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days (the “Maximum Target”), in each case on or prior to the fifth anniversary of the Closing.

•	entitle those holders of AerSale preferred stock and common stock that elect to receive their portion of the Merger Consideration entirely in the form of NewCo Common Stock to receive 646,875 additional shares of NewCo Common Stock, in the aggregate as contingent consideration, with half of such shares issuable to the electing holders upon the satisfaction of the Minimum Target, and the remaining half of such shares issuable to the electing holders upon the satisfaction of the Maximum Target, in each case on or prior to the fifth anniversary of the Closing.

•	eliminate references to the debt financing that was committed for the Business Combination under the terms of the Original Merger Agreement.

•	eliminate references to the representations and warranties insurance policy, which Monocle does not intend to obtain in connection with the Amended and Restated Merger Agreement.

•	eliminate the potential issuance of shares of 5.00% Convertible Preferred Stock of NewCo to the AerSale stockholders as consideration for the Business Combination.

•	permit AerSale to take certain actions, including actions as a result of or in response to the COVID-19 pandemic, with respect to the operation of its businesses prior to the Closing.

•	require that NewCo be in compliance with Nasdaq Listing Rule 5505(a)(3) at Closing after giving effect to redemptions by Monocle stockholders.

•	require that, as of immediately prior to the Closing, the aggregate amount equal to the sum of (a) the cash available to be released from the Trust Account after redemptions of shares of Monocle Common Stock pursuant to Monocle’s certificate of incorporation, plus (b) the amount of cash proceeds received by Monocle pursuant to an equity financing (if any) be equal to or greater than $75 million.

•	extend the date after which AerSale and Monocle will have a mutual right to terminate the Amended and Restated Merger Agreement, to the extent the Closing has not yet occurred, to November 11, 2020, which date will automatically extend to no later than February 11, 2021 in the event the period of time to consummate a Business Combination is extended to a later date in accordance with Monocle’s certificate of incorporation.

The foregoing description of the Amended and Restated Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and is incorporated by reference herein.

Related Agreements

Support and Release Agreement

Concurrently with the execution of the Merger Agreement, NewCo, Monocle and the AerSale stockholders entered into a support and release agreement (the “Support and Release Agreement”), which superseded in its entirety the previously executed support and release agreement, dated as of December 9, 2020, previously disclosed on the December 9 8-K, pursuant to which (i) the AerSale stockholders have agreed not to transfer any shares of AerSale capital stock prior to the Closing, (ii) the AerSale stockholders have made certain representations as to their ownership of AerSale capital stock, (iii) the AerSale stockholders have agreed to customary releases in favor of NewCo, Monocle and their respective affiliates related to activity on or prior to the Closing, and (iv) NewCo and Monocle, on behalf of themselves and the other Monocle Parties and their respective affiliates, have agreed to customary releases in favor of the AerSale stockholders and their respective affiliates related to activity on or prior to the Closing.

The foregoing description of the Support and Release Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Support and Release Agreement, a copy of which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Amended and Restated Founder Shares Agreement

Concurrently with the execution of the Amended and Restated Merger Agreement, the founders of Monocle entered into an amended and restated founder shares agreement (as amended the “Amended and Restated Founder Shares Agreement”), pursuant to which they have agreed to forfeit an aggregate of 1,725,000 shares of Monocle Common Stock (the “Forfeited Shares”), with 2,587,500 Founder Shares remaining (the “Remaining Founder Shares”). The Founders also agreed to defer the vesting of an aggregate of 1,940,625 shares of Monocle Common Stock held by the Founders (representing 75% of the Remaining Founder Shares) (the “Unvested Founder Shares”), half of which will vest at such time as the NewCo Common Stock price is greater than $13.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days and the other half of which will vest at such time as the NewCo Common Stock price is greater than $15.00 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days. The Unvested Founder Shares will also vest upon the occurrence of a Liquidity Event on or prior to the fifth anniversary of the date of the Founder Shares Agreement, solely to the extent the Liquidity Event Consideration is greater than $13.50, in which case half of the Unvested Founder Shares which will vest, or $15.00, in which case the other half of the Unvested Founder Shares will also vest. Pursuant to the Amended and Restated Founder Shares Agreement, the holders of the Unvested Founder Shares retain the right to vote such Unvested Founder Shares prior to vesting. Unvested Founder Shares that have not vested on or prior to the fifth anniversary of the Closing Date will be forfeited.

The foregoing description of the Amended and Restated Founder Shares Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Founder Shares Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of NewCo Common Stock (the “Securities”) to the AerSale stockholders and SAR holders is incorporated by reference herein. The issuance of the Securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On September 8, 2020, Monocle issued a press release announcing the execution of the Amended and Restated Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto.

Furnished as Exhibit 99.2 is a copy of an investor presentation to be used by Monocle in connection with the amended terms of the Business Combination.

Monocle and AerSale will also host a teleconference at 8:00 a.m. Eastern Time on Wednesday, September 9, 2020. The teleconference and accompanying investor presentation can be accessed by visiting https://event.on24.com/wcc/r/2624949/A80C0DFA4C2D75671638696F9E7C0EDA. The teleconference can also be accessed by dialing 800-938-2243 (US) or 402-220-1122 (international).

A replay will be available beginning on Wednesday, September 9, 2020 at 10:00 a.m. ET. The replay can be accessed by visiting the same link.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, NewCo has filed a Registration Statement on Form S-4, as filed on December 31, 2019, as amended by Amendment No. 1 to the Registrant Statement on Form S-4, as filed February 14, 2020, which includes a preliminary proxy statement/prospectus of Monocle. Monocle will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. In connection with entering into the Amended and Restated Merger Agreement, NewCo will file Amendment No. 2 to the Registration Statement on Form S-4. MONOCLES STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AERSALE, MONOCLE AND THE PROPOSED BUSINESS COMBINATION. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Monocle as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

Monocle and AerSale and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Monocle’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of Monocle’s directors and officers in Monocle’s filings with the SEC, including Monocle’s Form S-1 registration statement, which was declared effective by the SEC on February 6, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Monocle’s stockholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the registration statement that the parties intend to file with the SEC.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Monocle’s and AerSale’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Monocle’s and AerSale’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Monocle’s and AerSale’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Monocle and AerSale following the announcement of the Amended and Restated Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approvals from the stockholders of Monocle and AerSale or other conditions to closing in the Amended and Restated Merger Agreement; (4) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that AerSale or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Monocle’s other filings with the SEC. Monocle cautions that the foregoing list of factors is not exclusive. Monocle further cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Monocle does not undertake to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based unless required to do so under applicable law.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Amended and Restated Agreement and Plan of Merger, dated as of September 8, 2020, by and between Monocle Acquisition Corporation, Monocle Holdings Inc., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, AerSale Corp. and, solely in its capacity as the Holder Representative, Leonard Green & Partners, L.P.
10.1	Amended and Restated Founder Shares Agreement, dated September 8, 2020, by and among Monocle Partners, LLC, Cowen Investments II LLC, Monocle Acquisition Corporation and Monocle Holdings Inc.
10.2	Company Support and Mutual Release Agreement, dated September 8, 2020, by and among Monocle Holdings Inc., Monocle Acquisition Corporation, Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., LGP Parts Coinvest LLC., Florida Growth Fund LLC, Enarey, LP and ThoughtValley Limited Partnership.
99.1	Press Release, dated September 8, 2020.
99.2	Investor Presentation, dated September 8, 2020.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Monocle agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONOCLE ACQUISITION CORPORATION

By:	/s/ Eric J. Zahler
	Name: Title:	Eric J. Zahler President and Chief Executive Officer

Dated: September 8, 2020